AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON October 18, 2000


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 5 TO
                                   FORM 10-SB

                                FILE NO. 0-27631

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              TMANGLOBAL.COM, INC.
                 (Name of Small Business Issuer in its charter)


            FLORIDA                                             65-0782227
 (State or other jurisdiction                               (I.R.S. Employer
 of incorporation or organization)                          Identification No.)


1000 UNIVERSAL STUDIOS PLAZA, BUILDING 22A, ORLANDO, FL             32819-7610
       (Address of principal executive offices)                     (Zip Code)

                    Issuer's Telephone Number: (407) 370-4460

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class                Name of each exchange on which registered
          NONE                                           N/A

Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, par value $.0001 per share
                                (Title of Class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

GENERAL

         TMANglobal.com, Inc. ("TMAN"), a corporation formed under the laws of the State of Florida, is the result of a merger between FSGI Corporation and The Martial Arts Network On-Line, Inc. on December 21, 1998 (for accounting purposes the transaction was effective on January 1, 1999). In the fall of 1998, management of The Martial Arts Network On-Line, Inc. decided that it wished to expand its business model from that of being a purely educational and informative resource to one that would capitalize on e-commerce over the Internet. Management made inquiry of several companies and individuals about joint ventures, equity positions, and cash infusions to help with this expansion. In November, President Ron Tramontano was approached by Joseph Lents, the father of one of Mr. Tramontano's karate students, who proposed that it might be worthwhile to speak with his nephew Jason, who was the head of a publicly-traded company (FSGI Corporation) that was looking for ways to expand its Internet presence. Since being affiliated with a public company would help to attract investors and potentially provide for stock to be used as acquisition consideration, TMAN management decided to explore this opportunity.

         TMAN offers goods and services to the martial arts, extreme sports, and health and fitness markets, through its presence on the World Wide Web. TMAN also provided credit unions with comprehensive and internal regulatory compliance audit services, and related internal auditing, accounting and managerial advisory services, through its wholly-owned subsidiary, Financial Standards Group, Inc. ("FSG") until FSG's sale on January 27, 2000 to FSG Holdings LLC ("FSGH"). TMAN is currently traded in the "pink sheets." TMAN was formerly traded on the Nasdaq OTC Bulletin Board under the symbol "CHOP" (and later, in November 1999, "CHOPE") until it was delisted on December 1, 1999 for failure to comply with the Bulletin Board's revised eligibility rules. As soon as practicable, TMAN will apply to be reinstated for trading on the OTC Bulletin Board. TMAN's principal executive offices are at 1000 Universal Studios Plaza, Building 22A, Orlando, Florida 32819-7610. Its telephone number is (407) 370-4460.

         FSGI Corporation was formed under the laws of the State of Florida in 1997 as a holding company for the purpose of acquiring Financial Standards Group, Inc. (FSG). That year FSGI Corporation acquired FSG, a Florida company organized in October 1989, to assist credit unions in performing financial services. FSG offered financial services to credit unions as TMAN's wholly-owned subsidiary until its sale in January 2000. FSGI Corporation began trading on the Nasdaq OTC Bulletin Board on July 31, 1998 under the symbol "FSGI". TMAN changed its trading symbol to "CHOP" on January 14, 1999 following its merger with FSGI.

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         The Martial Arts Network On-Line, Inc., a company organized under the laws of the State of Florida, was developed in 1996 by its parent company The Martial Arts Network, Inc. as an electronic forum dedicated to promoting education and awareness of martial arts through its web site www.martial-arts-network.com. The Martial Arts Network On-Line, Inc. web site was operated for educational purposes only, and not with the objective of earning a profit. This site continues to be maintained by the parent company, while TMAN launched www.tmanglobal.com in February 1999 to offer goods and services to the martial arts, extreme sports, and health and fitness markets.

         Through its web site, TMAN attempts to provide portals that are inviting to, and frequented by, its target market; thereby creating a low cost, and efficient distribution channel. TMAN believes that the sale of products and services over the Internet offers attractive benefits to customers, including greater selection, convenience, ease of use and competitive pricing. As the Internet becomes an increasingly significant global medium for online activity, TMAN's objective is to become the preeminent site for martial arts, extreme sports, and health and fitness products and services.

ACQUISITIONS

         On November 13, 1998, FSGI Corporation acquired the right to service the credit union clients of Bonnie Davis P.C. As consideration, the Company agreed to issue 40,000 shares of restricted common stock with an agreed upon market value of $80,000. In addition, the Company agreed that if the total market value at the twelve month and twenty-four month anniversary dates is less than $2.00 per share, the Company would issue additional shares valued at the difference between the market price and the guaranteed amount. If the gross revenue for the twelve-month period ended November 13, 1999 had not equaled or exceeded 80% of the purchase price ($64,000), then such share adjustments would not apply. The gross revenue attributable to the clients of Bonnie Davis P.C. for the twelve-month period ended November 13, 1999 was approximately $34,000. The accumulated amortization of the client list at September 30, 1999 was $14,000. Any shares payable as consideration in this transaction would be issued to the heirs of Bonnie Davis; however none of such shares of restricted common stock have been issued to date. The obligation for any share issuances relating to this transaction were assumed by FSGH as of January 27, 2000.

         On December 21, 1998, FSGI Corporation, at the time a publicly traded company trading on the OTCBB as FSGI, acquired all of the outstanding common stock of The Martial Arts Network On-Line, Inc., a wholly owned subsidiary of The Martial Arts Network, Inc. For accounting purposes, the transaction was effective on January 1, 1999. As consideration, FSGI Corporation issued to The Martial Arts Network, Inc. an aggregate of 3,000,000 shares of restricted common stock and an option to purchase up to 1,000,000 additional restricted shares at a purchase price of $1.00 per share. Upon issuance of the 3,000,000 shares of FSGI Corporation's common stock to The Martial Arts Network, Inc., FSGI Corporation had a total of approximately 5,542,833 shares of common stock outstanding. Therefore, upon completion of the transaction, The Martial Arts Network, Inc.'s stock holdings represented approximately 54% of FSGI Corporation's total outstanding shares of common stock. The structure and value of the transaction were negotiated by the parties at arms length. Management is not aware whether FSGI Corporation considered any other acquisition alternatives (whether solicited or unsolicited).

         The Martial Arts Network, Inc. has controlling interest in the new corporation formed as a consequence of the completion of the acquisition of all of the outstanding common stock of The Martial Arts Network On-Line, Inc. by FSGI Corporation. The acquisition was recorded using the purchase method of accounting. The results of operations of FSGI Corporation, the accounting acquiree, since the date of acquisition, January 1, 1999 for accounting purposes, are included in the consolidated statements of operations at September 30, 1999. Goodwill of $2,767,069 was recorded in this transaction and is being amortized over 15 years using the straight-line method. Goodwill represented 88.1% of the Company's total assets at September 30, 1999. Amortization of this goodwill will result in a charge against income of $92,236 for each of the 15 years commencing January 1, 1999. That charge will reduce net income (increase net loss) and will serve to impair the reported operating results, and presumably the share price performance, of the Company.

         FSGI Corporation was introduced to the President of Martial Arts Network On-Line, Inc., Ron Tramontano, by an individual who was the father of one of Mr. Tramontano's karate students. Jason Lents, FSGI Corporation's President, stated that FSGI Corporation had been seeking to acquire one or more businesses that were involved in Internet commerce, in an effort to increase shareholder value.


         The following summarizes the fair value of the assets acquired and liabilities assumed of FSGI Corporation on the date of acquisition:

         Cash                                      $ (2,437)
         Accounts receivable                         58,551
         Subscriptions receivable                    50,000
         Prepaid expenses                            13,475
         Property and equipment                      38,767
         Client list                                 78,000
         Accounts payable                           (64,161)
         Accrued expenses                           (35,264)
         Notes payable                              (76,875)
                                                   ---------
         Net assets                                $ 60,056
                                                   =========

         The financial statements as presented, include the operations and reflect the reverse acquisition of The Martial Arts Network On-Line, Inc., for the year ended September 30, 1999, and FSG from the date of acquisition, January 1, 1999 to September 30, 1999. The financial statements prior to the reverse acquisition are those of The Martial Arts Network On-Line, Inc.

         On January 27, 2000, the Company sold its wholly-owned subsidiary, Financial Standards Group, Inc. (FSG), to an unrelated party, FSG Holdings LLC ("FSGH"). Under the terms of the sales agreement, the Company received $88,680 in the form of three promissory notes due in June 2000 and January 2001. In addition, FSGH assumed all outstanding receivables and payables and the balance due of $36,571 on a promissory note created by FSG, currently held by Total World Telecom, Inc. (TWT) - former parent company of FSG (See Note 16). The Company will also issue a warrant certificate to FSGH for 100,000 shares of TMAN restricted common stock, with an exercise price of $1.00 per share and a two (2) year term.

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         FSGH was formed in January 2000 by Thomas & Lynn Cvinar of Orlando,
Florida for the sole purpose of acquiring Financial Standards Group, Inc., from TMANglobal.com. There are no related affiliations between the two companies. The business reason why FSG was sold was due to the fact that FSG had a ten-year history of $200,000+/yr losses, which did not look like they were going to reverse themselves in the foreseeable future - and it was becoming a severe financial drain on TMANglobal.com, the parent company. It was decided by the TMANglobal Board of Directors that the shareholders of TMAN would be best served by ridding itself of this money losing, non-synergistic subsidiary - and at the same time reducing outstanding liabilities that were being carried on TMANglobal.com's books on behalf of FSG, such as the TWT matter referenced above and other loan obligations. (See Note 6.)

PRODUCTS AND SERVICES - INTERNET WEB SITE BUSINESS

         TMAN has established three business models to market a selection of products and services through its online web site. These business models include an e-commerce operation, a Charter Membership Program, and an entertainment agency.

         E-COMMERCE OPERATIONS. TMAN offers name-brand sporting goods and apparel at discount prices through a virtual shopping mall accessible on its web site. Similarly, TMAN offers a variety of books, magazine subscriptions, videotapes, CDs, DVDs, and cassettes pertaining to martial arts, extreme sports, health, fitness, and nutrition through a virtual bookstore. TMAN's access to various titles and labels has expanded tremendously since its affiliation with Amazon.com beginning in January 1999. As an Amazon.com Associate, TMAN provides selected books, CDs and videos with accompanying editorials on its web site that allow customers to make informed choices about their purchases. The purchases are made through a special link to Amazon.com, which supplies and delivers the items purchased.

         As a complementary business line in its e-commerce operations, TMAN also intends to develop a billing company that will provide martial arts schools, gyms and health clubs with marketing and business planning services. Significant work has not yet commenced on this business line. The Company is currently investigating the possibility of a joint venture with an existing company in order to avoid incurring some of the start-up costs attendant to developing this line of business. In the absence of such a joint venture, the Company intends to establish a billing company by the end of 2000. However, there is no assurance that TMAN will be able to develop and provide such services successfully.

         CHARTER MEMBERSHIP PROGRAM. In June 1999, TMAN launched a web-community Charter Membership Program that offers members a combination of TMAN's products and services. The Charter Membership Program is designed to allow subscribers access to restricted areas on TMAN's Internet site through the use of a membership identification number. For the annual fee, members receive a package of benefits and the ability to receive discounts off merchandise that is purchased from the SuperMall, the e-commerce section of TMAN's website. The program will include access to the following: celebrity chat rooms; a video jukebox that airs sporting events from around the world; passes to live events; a global calendar displaying dates of sports, fitness, and health events; a personal web page; magazine subscriptions; a custom affinity web browser; t-shirts; vacation packages; discounts on virtual mall purchases; and a monthly newsletter. To date, no material revenue has been realized from our Charter Membership Program.

         ENTERTAINMENT AGENCY. TMAN will also provide customers the service of a virtual talent and casting agency. The agency will provide established and amateur actors access to information on the latest acting prospects, including opportunities to act as stunt people and body doubles for major stars. The online Entertainment Agency is intended to introduce action talent to producers and directors who will then use the individuals in film and television productions. The agency will generally charge a 15% agency fee for this service. To date, no material revenue has been realized from the Entertainment Agency portion of TMAN's business.

         While there can be no assurance, management believes that the martial arts-related e-commerce business will account for 60% of the Company's net revenues in Fiscal 2000, with the Charter Membership Program accounting for approximately 25% of net revenue and the Entertainment Agency accounting for approximately 15% of net revenue.

SUPPLIERS - INTERNET WEB SITE BUSINESS

         The majority of clothing, training equipment, safety gear, and related products sold to customers through TMAN's virtual shopping mall are manufactured in Asia. Management believes that, if for any reason it could not rely on, or retain the services of any of its current suppliers or manufacturers, other comparable suppliers and manufacturers would be readily available in the marketplace.

         In May 1999, TMAN opened a branch office in Bangkok, Thailand, one of the centers of the Asian retail market, to serve as TMAN's buying office for its virtual shopping mall. The Bangkok office allows direct participation in the Asian market as well as direct access to a range of products produced by a diversified-base of Asian manufacturers. TMAN's Bangkok presence allows TMAN to ship and distribute the majority of its merchandise, sold over the Internet via its virtual shopping mall, directly to customers. The elimination of a third-party distributor for these products gives TMAN a significant advantage over many U.S.-based retail companies, and allows TMAN to offer its merchandise at a more competitive price.

         In June 1999, TMAN established arrangements with two Thai manufacturers, Galar Design and Twins Special Company, to produce its own line of clothing, training equipment, and safety gear with the private label, TMAN America. TMAN expects to be able to produce this label in Thailand at relatively lower costs than domestically. However, there can be no assurance that TMAN will be successful in producing its private label at a lower cost than those of its competitors, nor can there be any assurance that the TMAN America label will be competitive with other more established and well-known brands. To date, no significant revenue has been generated through the private label sales.

         The majority of the books, music labels, and game titles purchased through TMAN's virtual bookstore are supplied by three U.S.-based companies, Amazon.com, Turtle Press and Creative Edge Software. TMAN has relationships with these and several other suppliers (including Amber Sporting Goods, Black and Blue Productions, Inc., Century Martial Arts, Magazine City, and Fogdog Sports, Inc.) to meet its demand for books, magazines, videos, clothing and accessories for boxing, kickboxing and other martial arts. Such arrangements tend to be in the form of informal e-mail communications between TMAN and the respective suppliers which set forth purchase price discounts and payment terms, as well as provide authority for TMAN to use product illustrations, supplier logos and the like on its website. Such arrangements generally are for indefinite ongoing periods, and do not include termination clauses. In the event that any of these sources became unavailable to TMAN, management is confident that comparable replacements could easily be obtained in the marketplace.

         In January 1999, TMAN's application to participate in the Amazon.com Associates program was approved. As an Amazon.com Associate, TMAN has agreed to display the Amazon.com logo on its web site in exchange for access to more than
4.7 million books, music CDs, videos, DVDs, and computer game titles, as well as Amazon.com's customer service facilities, including payment processing, ordering, shipping, order status reports, and returns. The Company does not pay any fee to be an Associate, rather it receives a 15% commission relating to any Amazon.com purchase initiated from a website owned by the Company. To date, the Company has not realized significant revenue from this arrangement. Consequently, management does not currently expect the arrangement to have a material affect on the Company's financial condition. There can be no assurance that TMAN will be able to continue its relationship with Amazon.com and the loss of such a prestigious and important contract could alter TMAN's ability to obtain and maintain customers.

         In April 1999, TMAN and Physical Genius, Inc. came to an arrangement whereby TMAN agreed to market the Physical Genius Home Trainer on its virtual shopping mall in exchange for the percentage it earned from the mark-up. The Physical Genius Home Trainer uses the latest computer hardware and software technologies to assist athletes, coaches and trainers in designing, executing, monitoring and analyzing workout routines. The system provides immediate and comprehensive performance feedback through its patented interactive hand-held device called a digital training assistant. In the event TMAN's relationship with Physical Genius, Inc. terminated, TMAN would lose its ability to market the patented technology of the unique Physical Genius Home Trainer. However, as of September 1999 sales of the Physical Genius Home Trainer have been immaterial to TMAN's revenues.

MARKETS AND CUSTOMERS - INTERNET WEB SITE BUSINESS

         TMAN markets its products and services worldwide to men and women 18 to 49 years of age with interests in martial arts, extreme sports, health, fitness, and nutrition. TMAN's objectives are to increase customer traffic to the TMAN web site, build customer loyalty, encourage repeat purchases and develop incremental product and service revenue opportunities. TMAN is currently exploring a variety of media, business developmental and promotional methods to achieve these goals.

         TMAN is primarily focused on marketing its products and services on the World Wide Web. In May 1999, TMAN indexed its web site on more than 1,500 search engines in 37 countries and retained an Internet technology company to increase the frequency in which TMAN is accessed on keyword searches. Additionally, TMAN is currently under review for participation as a Yahoo! Premier Shopping Partner. Such an arrangement would allow TMAN to benefit directly from Yahoo! traffic by being listed on Yahoo!'s popular and prominent web site as a Premier Shopping Partner, all at no cost to TMAN. While there can be no assurance, management believes that TMAN will become a Premier Shopping Partner by the end of calendar year 2000. TMAN management does not expect that there will be any material effect on revenues through this arrangement for the calendar year 2000; however it expects that the additional exposure of its name to Yahoo! users will be of benefit over the long term.

         As an added business strategy to increase access to markets, TMAN seeks to enter into business combinations and alliances that allow TMAN continued access to technological innovation and diversified products. Management believes that developments in the digital information superhighway and other technologies will give TMAN still greater access to customers.

         Management believes that TMAN's sponsorship of sporting events and participation in high-profile, non-profit fundraisers will increase its visibility in the market. TMAN intends to sponsor tournaments and sporting events in the United States to increase its visibility and participation in the martial arts and sports industries. To date, TMAN has not sponsored any such events, however the Company intends to begin sponsoring sporting events in the latter part of calendar year 2000. TMAN currently has concluded an arrangement with a clothing manufacturer, Always Positive, Inc. of San Diego, California, that produces positive attitude kidswear. Under the arrangement, TMAN intends to make a donation of $1.00 for each sale of kidswear to Children's Miracle Network, a non-profit charitable organization which supports children's hospitals nationwide. The Company has not yet commenced sales under this program. Management believes that TMAN's participation in goodwill events and sponsorship of sporting events will increase the support it receives from the martial arts community and the public in general.

COMPETITION - INTERNET WEB SITE BUSINESS

         The online commerce market is rapidly evolving and intensely competitive. In addition, the retail clothing, book, music, and sports equipment industries are intensely competitive. TMAN competes globally with other retailers and distributors of the products sold on TMAN's web site.

         TMAN's strategy for market expansion includes using its growing presence on the Internet to procure business relationships with potential competitors whenever a compatible business interest can be identified. Nonetheless, there can be no assurance that TMAN will be able to come to such arrangements with competitors, nor that TMAN will be able to compete against other companies that may be better established, have broader public and industry recognition, have financial resources substantially greater than those of TMAN, or have distribution facilities better than those which now or in the foreseeable future will become available to TMAN.

EMPLOYEES OF THE COMPANY

         As of September 25, 2000, TMAN employed 3 full-time employees. None of TMAN's employees are represented by a labor union, and Management considers its employee relations to be good.

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ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
         FINANCIAL CONDITION

         CERTAIN STATEMENTS CONTAINED HEREIN ARE NOT BASED ON HISTORICAL FACTS, BUT ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED UPON NUMEROUS ASSUMPTIONS ABOUT FUTURE CONDITIONS THAT COULD PROVE NOT TO BE ACCURATE. ACTUAL EVENTS, TRANSACTIONS AND RESULTS MAY MATERIALLY DIFFER FROM THE ANTICIPATED EVENTS, TRANSACTIONS OR RESULTS DESCRIBED IN SUCH STATEMENTS. THE COMPANY'S ABILITY TO CONSUMMATE SUCH TRANSACTIONS AND ACHIEVE SUCH EVENTS OR RESULTS IS SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES. SUCH RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THE EXISTENCE OF DEMAND FOR AND ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES, REGULATORY APPROVALS AND DEVELOPMENTS, ECONOMIC CONDITIONS, THE IMPACT OF COMPETITION AND PRICING, RESULTS OF FINANCING EFFORTS AND OTHER FACTORS AFFECTING THE COMPANY'S BUSINESS THAT ARE BEYOND THE COMPANY'S CONTROL. THE COMPANY UNDERTAKES NO OBLIGATION AND DOES NOT INTEND TO UPDATE, REVISE, OR OTHERWISE PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY BE MADE TO REFLECT FUTURE EVENTS OR CIRCUMSTANCES.

         THE FOLLOWING DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT.


         The audit report of the Company's independent certified public accountant relating to the fiscal year ended September 30, 1999 has been prepared assuming that the Company will continue as a going concern. The Company experienced a net loss of $3,176,835 during the year ended September 30, 1999, and a net loss of $134,333 for the nine months ended June 30, 2000, and had negative cash flows from operations for the year ended September 30, 1999 and the nine months ended June 30, 2000. Moreover, management expects that the Company will continue to experience losses during the current fiscal year. The Company has developed a "viable plan" to continue as a going concern, dependent on the Company obtaining additional capital. The Company has received commitments for loans of up to $300,000 from its majority shareholders and officers to meet its working capital needs; and the Company intends to attempt to raise additional capital in a private equity placement later in the 2000 calendar year. There can be no assurance that the Company's efforts will be successful. Additional information about the Company's new "viable plan" can be found on page 12 under "Financial Condition".


         On January 27, 2000, TMAN sold FSG, its accounting and financial services subsidiary to FSGH, an unaffiliated, independent party that did not have a material relationship with TMAN, any affiliate of TMAN, any director or officer of TMAN or any associate of any officer or director of TMAN. Due to the fact that operations have been discontinued, FSG's statement of assets, operating results, and financial condition are reflected as discontinued operations in all periods of TMAN's financial statements.

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RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1999 AND 1998

         TMAN did not commence operations until February 1999. From inception through the end of January 1999, TMAN was a development stage company. Consequently, it did not realize any revenues, cost of revenues or gross profit during the fiscal year ended September 30, 1998; and realized revenues of $12,144, cost of revenues of $8,003, and gross profits of $4,141 for fiscal year September 30, 1999. Selling, general and administrative expenses for the 1999 fiscal year, in the amount of $373,570, increased $372,543 from $1,027 in fiscal 1998. The $373,570 does not include $567,121 of selling, general, and administrative expenses relating to FSG, which are included in Loss from Operations of Discontinued Subsidiary. The net loss for fiscal 1999 increased $3,175,808 from $1,027 in fiscal 1998, directly reflecting the change in selling, general and administrative expenses, depreciation and amortization, and goodwill impairment.

RESULTS OF OPERATIONS - NINE-MONTH PERIODS ENDED JUNE 30, 2000 AND 1999

         Operating results for the nine-month periods ended June 30, 2000 and 1999 are difficult to compare to each other due to changes in the operations of TMAN. On January 1, 1999, TMAN acquired FSG as a wholly-owned subsidiary. During the nine-month period ended June 30, 2000, TMAN, through FSG, was offering accounting and financial services to credit unions. On January 27, 2000, TMAN made the decision to discontinue its operations in the accounting and financial services industry and sold FSG to FSG Holdings, LLC (FSGH). FSGH was an unaffiliated, independent party that did not have a material relationship with the Company, any affiliate of the Company, any director or officer of the Company or any associate of any officer or director of the Company. The selling price of $88,650 in the form of three promissory notes receivable and the assumption of outstanding receivables and payables and the balance due of $36,571 on a promissory note to TWT created by FSG, as well as all other FSG debt and liabilities, was determined based upon arm's length negotiations between the parties. Following the sale of FSG on January 27, 2000, the Company's revenues were solely derived from its e-commerce business, Charter Membership Program and its Entertainment Agency. Revenues for TMAN increased from $6,235 in the nine-month period ended June 30, 1999 to $21,748 in the nine-month period ended June 30, 2000. Costs of revenues increased from $4,454 in the nine months ended June 30, 1999, to $14,496 for the comparable period in 2000.

         Selling, general and administrative expenses decreased from $275,398 in the nine months ended June 30, 1999 to $260,547 in the nine-month period ended June 30, 2000. The increase of revenues, costs of revenues and other selling expenses were due primarily to the fact that TMAN was in its initial period of development in the prior period and incurred many expenses related to the development of its e-commerce site in the current period. The net loss decreased from $402,659 in the nine-month period ended June 30, 1999 to $134,333 in the nine month period ended June 30, 2000 due to the fact that there was a gain in the sale of FSG, whereby FSGH, the acquirer of FSG, acquired both FSG's payables and receivables, as well as assuming all debt and liabilities of FSG. (See Note 6.)

FINANCIAL CONDITION


         As of June 30, 2000, the Company's cash balance was $698 and total assets, including promissory notes from FSGH, was $106,330. Operating activities during the nine-month period ended June 30, 2000 accounted for the use of $86,636, as compared to $205,326 used in nine-month period ended June 30, 1999. The Company expects that its working capital resources and the cash flow that it expects to receive from operations will not be sufficient to fund its working capital needs during the twelve months following the date hereof. While previously the Company was able to use funds available under the Credit Agreement discussed below, the sale of FSG eliminated the Credit Agreement as a source of funds after the sale of FSG on January 27, 2000, and there can be no assurance that the Company's capital resources will now be adequate. During the nine-month period ended June 30, 2000, the Company realized a net loss of $134,333. As of that same date, the Company's cash balance was $698. The Company expects to continue to operate at a loss through the fiscal year ended September 30, 2000. The ability of the Company to fund its working capital needs during the next twelve months will largely be dependent on its ability to obtain additional debt and equity financing. The Company has developed a "viable plan" to continue as a going concern, dependent on the Company obtaining additional capital. The Company has received commitments for loans of up to $300,000 from its majority shareholders and officers to meet its working capital needs. As a result of the sale of the FSG subsidiary, The Company's losses have decreased dramatically. The majority of losses in the previous fiscal year could be directly attributed to the FSG credit union operation. The Company's current burn rate is now less than $20,000 per month. The Company intends to continue to seek out and evaluate new opportunities to acquire private firms and to co-venture with strategic partners whose joint revenues will then contribute to the bottom line of the Company. In addition, once the promised funds are infused from its majority shareholders and Officers, the Company intends to ramp up production of its proprietary product line from Thailand, whose design is unique to the marketplace and has the highest profit margins of any product sold via the Company's e-commerce SuperMall. The fresh working capital will also be used for marketing, promoting, and advertising the Company's business to the martial arts and fitness industries in an effort to drive more customers to its website and SuperMall. Since the Company's technological infrastructure is now in place, future losses should continue to decline and the Company expects to be at breakeven within the next 12-18 months. The Company also intends to attempt to raise additional capital in a private equity placement later in the 2000 calendar year or in early 2001. There can be no assurance that the Company's efforts will be successful. If available, such financing would likely result in substantial dilution to the existing shareholders of the Company.


         In May 1998, FSGI Corporation entered into a Credit Agreement with Bank Atlantic consisting of a $50,000 Loan and a $50,000 Line of Credit collateralized by the assets of FSG, Inc., for its financial services operations. The Loan had an interest rate of 11.05% and became due on May 13, 2000. The Loan was assumed by the acquiring corporation, FSGH, upon the sale of FSG on January 27, 2000. The Line of Credit provided for borrowings of up to $50,000 at the prime rate plus 2% collateralized by the assets of FSGI Corporation. The Line of Credit was assumed by the acquiring corporation, FSGH, upon the sale of FSG on January 27, 2000.

ITEM 3.  DESCRIPTION OF PROPERTIES

         TMAN leases the following properties for its internet web site operations: 300 square feet for $700 per month for its executive offices at 1000 Universal Studios Plaza, Building 22A, Orlando, Florida 32819-7610 under a month-to-month lease; and 150 square feet for $220 per month at 919-459 Silom Road, Galleria Plaza, Bangkok, Thailand under a lease commencing November 18, 1999 and expiring November 17, 2000. TMAN also subleases 600 square feet for its customer service and storage facility at 11435A Palmetto Park Road, Boca Raton, Florida, on a month-to-month basis, for $1,000 per month from West Boca Karate which is owned by Ron Tramontano, a director and the President of TMAN. Management believes that the terms and conditions of this lease are comparable or better than those that would have been obtained on an arms-length basis.

         FSG leased four office locations under various lease arrangements in Kentucky, Michigan, Hawaii, and Georgia. On January 27, 2000 all lease obligations were assumed by FSGH, the purchaser of FSG.

         Except for the sublease at 11435A Palmetto Park Road, Boca Raton, Florida, each of the lease agreements are with unaffiliated parties. In the event that TMAN lost its rights under a particular lease, Management believes that it could locate comparable facilities without difficulty. Management believes the properties are adequately covered by insurance and that it has sufficient space for operations for the next twelve months.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as of September 25, 2000, with respect to the beneficial ownership of the outstanding shares of TMAN's common stock by (1) each person known by TMAN to be the "beneficial owner" of more than 5% of the common stock; (2) each director of TMAN; (3) each Named Executive Officer; and (4) all directors and executive officers as a group. On October 13, 2000 there were 6,214,553 shares of common stock issues and outstanding.

  NAME AND ADDRESS                                         NUMBER OF SHARES         % OF COMMON STOCK
OF BENEFICIAL OWNER (1)               TITLE OF CLASS      BENEFICIALLY OWNED      BENEFICIALLY OWNED (2)
-----------------------------------  ----------------  ------------------------  ------------------------
The Martial Arts Network, Inc.         Common Stock          4,000,000 (3)                37.8%
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

Tony Interdonato                       Common Stock          5,000,000 (4)                 47.3%
c/o TMANglobal.com, Inc.
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

Ron J. Tramontano                      Common Stock          5,005,000 (5)                 47.3%
c/o TMANglobal.com, Inc.
1000 Universal Studios Plaza
Building 22A
Orlando, Florida 32819-7610

All directors and officers as
a group (2 persons)                    Common Stock          6,005,000 (6)                 56.8%
                                                                                           =====

----------
(1) Unless noted, all of such shares of common stock are owned of September 25, 2000 by each person or entity named as beneficial owner and such person or entity has sole voting and dispositive power with respect to the shares of common stock owned by each of them.
(2) As to each person or entity named as beneficial owner, such person's or entity's percentage of ownership is determined by assuming that any options held by such person or entity which are exercisable or convertible within 60 days from the date hereof have been exercised or converted, as the case may be, making the percentages calculable on a fully-diluted basis.
(3) Includes 1,000,000 shares of common stock issuable pursuant to options granted in January 1999 and exercisable through January 2002.
(4) Represents 1,000,000 shares of common stock issuable to Mr. Interdonato pursuant to options granted in January 1999 and exercisable through January 2002; the 3,000,000 shares of common stock beneficially owned by The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network, Inc. pursuant to options granted to it in January 1999 and exercisable through January 2002. Mr. Interdonato is considered a beneficial owner of the interest in TMAN held by The Martial Arts Network, Inc. given his direct interest in The Martial Arts Network, Inc. and his position as President and Chief Operating Officer of The Martial Arts Network, Inc.
(5) Includes, 1,000,000 shares of common stock issuable pursuant to options granted to Mr. Tramontano in January 1999 and exercisable through January 2002; 5,000 shares of common stock purchased by Mr. Tramontano in the open market; the 3,000,000 shares of common stock beneficially owned through The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network, Inc. pursuant to options granted to it in January 1999 and exercisable through January 2002. Mr. Tramontano is considered a beneficial owner of the interest in TMAN held by The Martial Arts Network, Inc. given his direct interest in The Martial Arts Network, Inc. and his position as Chairman and Founder of The Martial Arts Network, Inc.
(6) Represents 2,000,000 shares of common stock issuable to the two individual directors and officers pursuant to options granted in January 1999 and exercisable through January 2002; 5,000 shares of common stock purchased by Mr. Tramontano in the open market; the 3,000,000 shares of common stock beneficially owned through The Martial Arts Network, Inc; and the 1,000,000 shares of common stock issuable to The Martial Arts Network, Inc. pursuant to options granted to it in January 1999 and exercisable through January 2002.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

The directors and executive officers of TMAN are:

       NAME              AGE                    TITLE
------------------       ---       ------------------------------------
Tony Interdonato         41        Chairman and Chief Executive Officer
Ron J. Tramontano        52        President and Director

         TMAN's articles of incorporation provide that the Board of Directors shall consist of not less than one, nor more than seven directors, each of which shall be elected annually. Currently the Board of Directors consists of Tony Interdonato and Ron Tramontano, both of whom were elected in January 1999 and re-elected January 2000.

         TONY INTERDONATO. Mr. Interdonato has been President and Chief Operating Officer of TMAN's parent, The Martial Arts Network, Inc. since October 1994. Mr. Interdonato became Chairman and Chief Executive Officer of TMAN on January 1, 1999. From May 1999 to January 2000, Mr. Interdonato was Chief Executive Officer of FSG. From August 1996 to June 1997, Mr. Interdonato oversaw the creation and production of an international business television program (WORLD BUSINESS REVIEW, for which former Secretary of Defense Caspar Weinberger acts as the on-the-air host) as Senior Vice President and General Manager of Multi-Media Productions. From June 1994 to May 1996, Mr. Interdonato was the President of Direct Image, Inc., an multimedia advertising agency. From June 1995 to August 1996, he also served as Vice President of Business Development/Strategic Planning and Head of Corporate Communications/Public Relations at Five Star Productions USA. Mr. Interdonato was Senior Producer and Vice President of Media Relations at WJMK-TV from October 1993 to June 1995.

         RON TRAMONTANO. Mr. Tramontano has been Chairman and Founder of The Martial Arts Network, Inc. since October 1994. Mr. Tramontano became a Director and President of TMANglobal.com in January 1999. Mr. Tramontano is also Chief Instructor of the West Boca Karate Center, which he opened in 1986. Prior to opening West Boca Karate Center, Mr. Tramontano was employed by Teltec Communications and New York Telephone for more than eighteen years where he engineered and monitored the first microwave transmission stations to be used at that time in the Northeast, including the installation of CNN's video transmitter/receiver at One World Trade Center in New York City. Mr. Tramontano graduated from Metropolitan Collegiate Institute with a degree in Electronics in June 1985.

         There are no material proceedings to which any director, officer or affiliate of TMAN, any record or beneficial owner of more than five percent of TMAN common stock, or any associate of any such director, officer, affiliate of TMAN or security holder is a party adverse to TMAN or any of its subsidiaries or has a material interest adverse to TMAN or any of its subsidiaries.

ITEM 6.  EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth the aggregate cash compensation paid for services rendered to TMAN during the last three years by each person serving as TMAN's chief executive officer during the last fiscal year. None of TMAN's most highly compensated executive officers serving as such at the end of the year ended September 30, 1999 had compensation in excess of $100,000.


                                                                      LONG-TERM COMPENSATION
                                                                ----------------------------------
                              ANNUAL COMPENSATION                        AWARDS          PAYOUTS
                    ------------------------------------------  ----------------------- ----------
                                                                            SECURITIES
    NAME AND                                       OTHER        RESTRICTED  UNDERLYING
    PRINCIPAL                                      ANNUAL         STOCK      OPTIONS/     LTIP       ALL OTHER
   POSITION(1)      YEAR  SALARY($)  BONUS($)  COMPENSATION($)   AWARDS($)    SARS(#)   PAYOUTS($) COMPENSATION($)
------------------- ----  ---------  --------  ---------------  ----------- ----------- ---------- ---------------
Tony Interdonato,   1999    60,000                    -              -       1,000,000       -            -
Chief Executive
Officer

Jason L. Lents,     1999       -        -          6,250(1)          -           -           -            -
President           1998    90,000      -             -           286,000        -           -            -
                    1997    90,000      -             -              -           -           -            -

(1) Jason L. Lents was appointed director of FSGI Corporation and president of FSG in August 1997. Mr. Lents ran the operations of FSG and FSGI Corporation, including the duties traditionally assigned to the chief executive officer from August 1997 to the time it was acquired on January 1, 1999, at which time Mr. Interdonato was appointed chief executive officer of FSGI Corporation's successor company TMAN. Mr. Lents continued as the president of FSG until May 1, 1999 at which time Mr. Interdonato became Chief Executive Officer of FSG and Michael Santone became interim President of FSG. Mr. Lents continued to work as a consultant for FSG from May 1, 1999 until September 30, 1999 for which he received a total of $6,250. See "Consulting Agreements".

OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth the options to purchase shares of common stock and SARs granted by TMAN to its named executive officers in the fiscal year ended September 30, 1999.

                             NUMBER OF
                             SECURITIES      % OF TOTAL
                             UNDERLYING      OPTIONS/SARS      EXERCISE OR
        NAME AND            OPTIONS/SARS     EMPLOYEES IN      BASE PRICE
   PRINCIPAL POSITION        GRANTED(#)       FISCAL YEAR        ($/SH)        EXPIRATION DATE
   ------------------        ----------       -----------        ------        ---------------
Tony Interdonato,
Chief Executive Officer      1,000,000          33.33%            $1.00           1/12/2002

Jason L. Lents,
President                        -                -                 -                 -

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

         No options to purchase common stock were exercised by any executive officer during the year ended September 30, 1999.

DIRECTOR AND OFFICER COMPENSATION

         TMAN does not generally compensate directors for the activities they perform in their capacity as director. In January 1999 the Board of Directors resolved to pay a fixed based salary through January 2000 to TMAN's two principal officers as follows: $4,000 per month ($48,000 per year) to Tony Interdonato, Chairman and Chief Executive Officer; and $2,000 per month ($24,000 per year) to Ron Tramontano, President and a Director. As of June 1999, the Board of Directors resolved to increase the pay of Ron Tramontano to $4,000 per month ($48,000 per year). In January 1999 Messrs. Interdonato and Tramontano each also received options to purchase 1,000,000 shares of common stock exercisable at $1.00 per share until January 2002.

CONSULTING AGREEMENTS

         Jason L. Lents, a former director of FSGI Corporation and the former president of FSG, provided consulting services to FSG between May 1, 1999 and September 30, 1999 at a rate of $1,250 per month. This consulting agreement expired on its terms on September 30, 1999.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         There were no transactions between TMAN and any director, executive officer, or beneficial owner in excess of $60,000 during the year ended September 30, 1999.

ITEM 8.  DESCRIPTION OF SECURITIES


         TMAN is currently authorized to issue 20,000,000 shares of common stock, par value $.0001 per share. As of October 13, 2000, there were 6,214,553 shares of common stock issued and outstanding and 56 holders of record. Management believes that there are at least 300 beneficial owners. Each share of common stock entitles the holder to one vote on each matter submitted to the stockholders. The holders of common stock: (a) have equal ratable rights to dividends from funds legally available therefor when, as and if declared by the board of directors; (b) are entitled to share ratably in all of the assets of TMAN available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of TMAN; and (c) do not have preemptive, subscription or conversion rights, or redemption or applicable sinking fund provisions. Prior to any payment of dividends to the holders of common stock, all accrued and unpaid dividends on any outstanding shares of preferred stock must be paid. (As of the date of this Registration Statement, there are no shares of preferred stock outstanding). TMAN anticipates that, for the foreseeable future, it will retain earnings, if any, to finance the operations of its businesses. The payment of dividends in the future will depend on, among other things, the capital requirements and the operating and financial conditions of TMAN.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         On January 4, 1999, the Securities and Exchange Commission (the "SEC") approved amendments to National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to the securities of companies that make current filings pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. TMAN failed to meet the December 1, 1999 deadline for compliance with the new OTC Bulletin Board eligibility rules, and, effective since that date, is no longer quoted on the OTC Bulletin Board. >From January 1999 TMAN traded on the Nasdaq OTC Bulletin Board under the symbol "CHOP" (and later, from November 1999, "CHOPE"). TMAN traded under the symbol "FSGI" from July 31, 1998 to January 13, 1999. Currently TMAN trades only in the "pink sheets." This Registration Statement on Form 10-SB must be reviewed and cleared by the SEC in order for TMAN to once again meet the requirements of the new eligibility rule. Once becoming eligible again, TMAN will only be allowed to re-enter trading on the OTC Bulletin Board after being cleared by the OTC Compliance Unit. The range of high and low bid information for TMAN's common stock for each full quarterly period during TMAN's last two fiscal years, is as follows:

                        PERIOD                HIGH BID             LOW BID
                        ------                --------             -------

FISCAL 1999          1st quarter               $2.40               $0.44
                     2nd quarter                3.50                0.75
                     3rd quarter                2.00                0.625
                     4th quarter                2.00                0.25

FISCAL 2000          1st quarter                0.75                0.01
                     2nd quarter                0.75                0.08
                     3rd quarter                0.75                0.07
                     4th quarter (1)            0.30                0.05


------------
(1)      Through October 13, 2000.


         Quotations, through December 1, 1999, were obtained from the Nasdaq OTC Bulletin Board quarterly quote summaries, and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. Quotes subsequent to December 1, 1999 were obtained from the FinancialWeb.com, Inc. As of December 1, 1999, the last date the Company's securities traded on the Bulletin Board, the closing bid price for TMAN's common stock was $0.25. As of the same date, there were approximately 55 holders of record of TMAN's common stock. Management believes that there are approximately 300 beneficial owners of TMAN common stock. As of the date hereof, TMAN Common Stock trades in the "pink sheets."

         TMAN has not paid any cash dividends and does not anticipate paying any cash dividends in the foreseeable future. TMAN intends to use any earnings which it may generate to finance the growth of its business.

ITEM 2.  LEGAL PROCEEDINGS

         In July 1999, the Trustee in Bankruptcy ("Trustee") for Total World Telecommunications, Inc. ("Total World') filed a Complaint to Recover Fraudulent Transfer in the United States Bankruptcy Court for the Southern District of Florida against Financial Standards Group, Inc. ("FSG"), a wholly-owned subsidiary of TMANglobal.com, Inc., and the following three individuals who previously were officers of FSG, Jason L. Lents, Lori Carmichael and James M. Dorman. IN RE: TOTAL WORLD TELECOMMUNICATIONS, INC. LAWRENCE H. BLUM AS UNSECURED CREDITORS TRUSTEE V. FINANCIAL STANDARDS GROUP, INC. ET AL., Case No. 97-36030-BKC-SHF, Adv. 99-3153 (U.S.D.C. S.D. Fla. Bkrptcy, 1999). The Trustee alleged that Total World's transfer of the stock in FSG to the three individuals who were officers of FSG at the time for a $50,000 note within a year of the filing of Total World's involuntary bankruptcy was for insufficient consideration while Total World was insolvent, with the intent to hinder, delay, and defraud Total World's creditors, and therefore is a voidable fraudulent transfer under Federal and Florida bankruptcy law. The Trustee sought an Order declaring the transfer of the FSG stock to the three individuals to have been a violative fraudulent transfer, and further ordering FSG and the individuals to turn the FSG stock over to the Trustee, or alternatively awarding unspecified money damages. Any liability arising from Total World's transfer of the FSG stock to the three individuals has been assumed by FSGH which purchased FSG from TMANglobal.com, Inc. on January 27, 2000 pursuant to a Letter Agreement whereby FSGH purchased all FSG's assets, operations and liabilities. It is management's understanding that FSGH has reached a settlement with the Trustee in this matter. In the opinion of management, since these proceedings have been settled by third parties, they will not have any impact on TMAN's financial position or results of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         1. In October 1997, FSGI Corporation borrowed $50,000 from Premium Investment Management, Ltd. In satisfaction of that debt, FSGI Corporation paid to the lender $3,000 in interest, and in August 1998 at the lender's instruction, issued to SBZ Investment Subtrust, Ltd. 500,000 shares of restricted common stock in lieu of repayment of the note; options to purchase 100,000 shares of restricted common stock at $1.00; and options to purchase 100,000 shares of restricted common stock at $.50 per share (all of which options expire October 31, 2000). In March 1999, TMAN sold 66,667 shares of restricted common stock to SBZ Investment Subtrust, Ltd. at $.75 per share. For these transactions, the Company relied on exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") as provided under Section 4(2) of the Securities Act.

         2. In November 1997, as consideration for consulting services, FSGI Corporation granted Fly Yellow Investments, Ltd. options to purchase 100,000 shares of restricted common stock at $.75 per share, exercisable between November 1, 1997 and October 31, 2000. For this transaction, the Company relied on exemption from registration requirements of the Securities Act as provided under Section 4(2) of the Securities Act.

         3. In June 1998, FSGI Corporation issued 737,000 shares of restricted common stock on a no cost basis to certain directors including Lori Carmichael, James Dorman, and Jason Lents, and consultants including Steve Ehlers, Alan Gioia, Charles Greenberg, Evans Harrell, Hank Klein, David Latraverse, Larry McCants, Steven Nearman, Douglas Orth, Andy Rivero, Carroll Scarborough, James
M. Schneider, Hubert Sibley, Southeast Capital Partners, Inc., Kevin Spencer, Kevin Ward, Bryan Yang, John Zurek, predominantly for services rendered for referrals and business leads in the credit union industry. In this transaction, the Company relied on exemption from registration requirements as provided under Rule 701 or Section 4(2) of the Securities Act.

         4. In June 1998, FSGI Corporation sold 538,667 shares of common stock at $.75 per share (an aggregate of $335,000 net of offering expenses) to private persons including: Adrian Beaulieu, A.W. Boggs, Robert Breske, Thomas J. Campo, Matthew Cannold, Richard Davimos, Robert Davimos, Lester Dubins, Ross Dubins, Cary Geensburg, Charles Greenberg, Robert Krantz, Christina Liff, Louise Nilsdotter, Michael Rossiello, Richard Rubino, Luther Sagebiel, and Robert Zara; and to corporate entities including Alma Foundation, Inc., Fenway Advisory Group, and Kelco Foundation, Inc. in a Rule 504 private offering. There were a total of 21 investors of which 16 were accredited as defined in Rule 501 promulgated under Regulation D of the Exchange Act. 5 investors were deemed suitable by the Company because they represented in the Subscription Agreements they executed that they could afford a potential loss of their entire investment and in the Purchaser Questionnaire that they were experienced, sophisticated, and had participated in other private placements of securities. In these transactions, the Company relied on exemption from registration requirements as provided under Rule 504 or Section 4(2) of the Securities Act.

         5. In July 1998, FSGI Corporation granted David Latraverse options to purchase 50,000 shares of restricted common stock at $1.00 per share between July 1998 and June 30, 2001 in consideration for investment consulting services. For this transaction, the Company relied on exemption from registration requirements of the Securities Act as provided under Rule 701 or Section 4(2) of the Securities Act.

         6. In August 1998, FSGI Corporation issued 33,333 shares of restricted common stock valued at $.75 per share to M&A West as consideration for financial advice, investor relations and public relations services. For this transaction, the Company relied on exemption from registration requirements of the Securities Act as provided under Section 4(2) of the Securities Act.

         7. In August 1998 FSGI Corporation issued 100,000 shares of restricted common stock at $.75 per share to Five Speed Investments Subtrust, Ltd. in consideration of consulting services provided. Five Speed Investments Subtrust, Ltd. was the assignee of Fly Yellow Investments, Ltd. for these options. FSGI Corporation issued another 100,000 restricted shares at $.75 per share to Five Speed Investments Subtrust, Ltd. in October 1998 in consideration of consulting services. In February 1999, Five Speed Investments Subtrust, Ltd. purchased 66,667 shares of TMAN's restricted common stock at $.75 per share. Cash proceeds to the Company of these transactions totaled $50,000. Five Speed Investments Subtrust, Ltd. is a venture capital fund. For these transactions, the Company relied on exemption from registration requirements as provided under Section 4(2) of the Securities Act.

         8. In September 1998, FSGI Corporation issued 25,000 shares of restricted common stock valued at $.75 per share to National Capital Merchant Group, L.L.C. for strategic planning and financial advice. For this transaction, the Company relied on exemption from registration requirements of the Securities Act as provided under Section 4(2) of the Securities Act.

         9. In October 1998, FSGI Corporation granted an option to Southeast Capital Partners, Inc. to purchase 75,000 shares of restricted common stock at $1.00 per share between October 1, 1998 and September 30, 1999 in consideration of market and strategic planning services. In June 1998, Southeast Capital Partners, Inc. was issued 25,000 shares of restricted common stock, valued at $1.00 per share; in September 1998, Southeast Capital Partners, Inc. was issued 25,000 shares of restricted common stock, valued at $1.00 per share, and in October 1998 Southeast Capital Partners, Inc. was issued 25,000 shares of restricted common stock, valued at $1.00 per share, all as additional consideration payable for additional services provided to the Company. For these transactions, the Company relied on exemption from registration requirements of the Securities Act as provided under Section 4(2) of the Securities Act.

         10. In October 1998, in addition to $10,000 paid in cash consideration, FSGI Corporation granted options to purchase restricted common stock to Managerial Advisory Services, Inc. as partial consideration for management advisor and investor relation services, as follows: 100,000 shares at $1.00; 100,000 shares at $1.50; and 100,000 shares at $2.00. Such options have a cashless exercise feature. For these transactions, the Company relied on exemption from registration requirements of the Securities Act as provided under
Section 4(2) of the Securities Act.

         11. In November 1998, FSGI Corporation issued 50,000 shares of restricted common stock to Stockbroker Relations, Inc. valued at $.82 per share (30,000 of such shares were retired in April 1999), and 133,333 shares of restricted common stock valued at $.75 per share, to Scott Sieck for financial advice, investor relations, and public relations services; of these, 66,667 shares were retired in April 1999. For these transactions, the Company relied on exemption from registration requirements of the Securities Act as provided under Rule 701 or Section 4(2) of the Securities Act.

         12. In December 1998, FSGI Corporation issued 245,500 shares of restricted common stock to certain investors including, Barbara Fredricksen, Bruce Barrows, Steven Busboom, Steve Cave, Joseph Cherico, Alan Gioia, Connie Himsel, Francis A. Leinenbach, Sonny Lents, Brenda Leverio, Caryn Levin, Kathy Lockhart, Amy Mollica, Adam Rack, Anthony Rack, Videl Rack, Raskin and Raskin P.A., Michelle Rocha, Robert Sagebiel, Luther Sagebiel, Debbie Schiavone, Dodi Strange, Debra Swank, Jerry Tishman, Martha Jane Tucker., as compensation for a failed prior investment in Total World Telecommunications, Inc. ("Total World"). Total World was formerly the corporate parent of Financial Standards Group, Inc. These shares were issued to these 25 investors on a no cost basis and there is no record of any Subscription Agreement, Purchaser Questionnaires, or any other documents being executed or distributed to determine if these 25 investors were accredited as defined in Rule 501 promulgated under Regulation D of the Exchange Act. In these transactions, the Company relied on exemption from registration requirements as provided under Section 4(2) of the Securities Act. No consideration of any kind was paid to the Company for any of the shares issued in the transaction discussed here.

         13. On December 21, 1998 (January 1, 1999 for accounting purposes), FSGI Corporation acquired all of the outstanding common stock of The Martial Arts Network On-Line, Inc. from The Martial Arts Network, Inc. As consideration, FSGI Corporation issued an aggregate of 3,000,000 shares of restricted common stock and an option to purchase up to 1,000,000 additional restricted shares at a purchase price of $1.00 per share until January 2002. The Martial Arts Network, Inc. now has controlling interest in the Company, which underwent a name change on January 14, 2000 from FSGI Corporation to TMANglobal.com, Inc. For accounting purposes the acquisition has been treated as an acquisition of FSGI Corporation by The Martial Arts Network On-Line, Inc. and as a recapitalization of The Martial Arts Network On-Line, Inc., all effective as of January 1, 1999. In this transaction, the Company relied upon exemption from registration requirements as provided under Section 4(2) of the Securities Act.

         14. In January 1999, TMAN granted options to purchase 1,000,000 shares of restricted common stock at $1.00 per share, between January 1999 and January 2002, to each of its three officers, Tony Interdonato, Ron Tramontano, and Ron Valli. For these transactions, the Company relied on exemption from registration requirements of the Securities Act as provided under Section 4(2) of the Securities Act.

         15. In March 1999, TMAN sold 288,153 shares of common stock to certain investors including: Bruce and Jo Ann Bateman, Paul Bateman, Theodore and Teresa Fowler, John and Jennifer Kennedy, Lazzaro and Lorraine Lizzo, Joe and Donna Mincuzzi, Robert and Gina Monprode, Nicholas Palazzo, Anthony Papariello and Rose Lohse, Joseph Paradise, Nicholas Restivo, Frank Pero, George and Phyllis Reilly, Nicholas Restivo, Peter and Ann Restivo, Michael Rossiello, David and Beth Rubin, Angela and Marie Santorelli, Marie and Carmine Santorelli, Florence Schreiber, Ben Smith, Robert and Angela Strzalkowski, Nancy Tramontano, and Jerry Tramontano in a Rule 504 private offering at a price of $.75 per share, for an aggregate consideration of $216,115. There were a total of 22 investors of which 13 were accredited as defined in Rule 501 promulgated under Regulation D of the Exchange Act. Nine investors were deemed suitable by the Company because they represented in the Subscription Agreements they executed that they could afford a potential loss of their entire investment and in the Purchaser Questionnaire that they were experienced, sophisticated, and had participated in other private placements of securities. In these transactions, the Company relied on exemption from registration requirements as provided under Rule 504 or
Section 4(2) of the Securities Act.

         16. In April 1999, TMAN issued 50,000 restricted shares of common stock to K.M. Ward, Inc. as consideration valued at $78,750 for consulting services. Also as of April 1999, TMAN is contractually obligated to issue 100,000 shares of restricted common stock to Elliott, Lane & Associates as payment for investment banking services (50,000 of such shares were issued in August 1999). For these transactions, the Company relied on exemption from registration requirements of the Securities Act as provided under Rule 701 or Section 4(2) of the Securities Act.

         17. In April and May, 1999, TMAN issued, respectively, 6,800 and 6,700 shares of restricted common stock at $.75 per share to private persons, Tony and Nancy Anne Vertullo and Michael and Cecilia Held. These investors were deemed suitable by the Company because they represented in the Subscription Agreements they executed that they could afford a potential loss of their entire investment and in the Purchaser Questionnaire that they were experienced, sophisticated, and had participated in other private placements of securities. The Company received cash totaling $10,125 for these issuances. For these transactions, the Company relied on exemption from registration requirements as provided under
Section 4(2) of the Securities Act.

         18. In February 2000, TMAN issued 200,000 shares of restricted common stock upon exercise of options previously issued to SBZ Investment Subtrust, Ltd. and 100,000 shares of restricted common stock upon exercise of options previously issued to Fly Yellow Investments, Ltd. at an exercise price of $.10 per share for an aggregate consideration of $30,000.00. Both investors were accredited as defined in Rule 501 promulgated under Regulation D of the Exchange Act. In these transactions, the Company relied on exemption from registration requirements as provided under Section 4(2) of the Securities Act.

         None of the foregoing transactions involved any public offering and the recipients either received adequate information about FSGI Corporation or TMAN, or had access, through employment or other relationships, to such information. In each of the foregoing transactions, Management reasonably believed that each of the recipients was suitable to make such investment because the recipients represented in their respective Subscription Agreements that they could afford a potential loss of their entire investment and in their respective Purchaser Questionnaires that they were experienced, sophisticated, and had participated in other private placements of securities; or were "accredited" within the meaning of Rule 501 under the Securities Act because the recipients represented in their respective Subscription Agreements that they were accredited and provided information in their respective Purchaser Questionnaires that indicated they met the income requirements of Rule 501; or both.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 607.0850 of the Florida Business Corporation Act empowers a corporation to indemnify any person who was or is a party to a proceeding by reason of the fact that he was or is an officer, director, employee or agent of the corporation against liability incurred in connection with such proceeding. Such person must have acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe his conduct was unlawful. Moreover, indemnification of officers, directors, employees or agents of TMAN is only appropriate when determined to be proper under the applicable standard of conduct by a majority vote of a quorum of TMAN's board of directors, excluding any directors seeking indemnification.

         Indemnification is not exclusive under the Florida Business Corporation Act, however, indemnification is not permitted to be made on behalf of any person if a judgment or final adjudication establishes: (1) a violation of the criminal law, unless such person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful; (2) such person derived an improper personal benefit from the transaction; (3) as to any director, such proceeding arose from an unlawful distribution under Section
607.0834 of the Florida Business Corporation Act; or (4) willful misconduct or a conscious disregard for the best interests of TMAN in a proceeding by the corporation or a stockholder.

         TMAN's bylaws provide that TMAN shall indemnify persons acting in good faith and in the best interest of TMAN. The bylaws provide further, with respect to criminal activities, that TMAN shall indemnify persons who had no reasonable cause to think his or her actions unlawful. TMAN is empowered by the bylaws to purchase and maintain insurance on behalf of any such person.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling TMAN pursuant to the foregoing provisions, TMAN has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                    PART F/S

         See pages F-1 through F-16 hereinbelow.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         See Item 2 below.

ITEM 2.  DESCRIPTION OF EXHIBITS

        EXHIBIT NO.                         DESCRIPTION
        -----------                         -----------
           2.1           Agreement and Plan of Merger dated December 21, 1998
                         between FSGI Corporation and The Martial Arts Network
                         On-Line, Inc. (1)
           3.1           Articles of Incorporation and amendment thereto (1)
           3.2           Bylaws (1)
           4.1           Certificate for shares of common stock (1)
           10.1          Consulting Agreement dated March 9, 1999 between K. M.
                         Ward Inc. and TMAN (1)
           10.2          Consulting Agreement dated March 17, 1999 between
                          VistaQuest, Inc. and TMAN (1)
           10.3          General Agreement dated April 29, 1999 between Elliott,
                         Lane & Associates, Inc. and TMAN (1)
           10.4          Purchase Contract dated November 13, 1998 between
                         Bonnie Davis and FSGI Corporation (1)
           11*           Statement re: Computation of Per Share Earnings
           23*           Consent of Independent Certified Public Accountants
           27*           Financial Data Schedule

--------------
 *       Filed herewith.
(1) Previously included as an exhibit to the Registrant's Form 10-SB filed October 13, 1999, and incorporated herein by reference.

                       TMANGLOBAL.COM, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED SEPTEMBER 30, 1999 AND 1998

                                          TABLE OF CONTENTS

Independent Auditor's Report.................................................................... F-1

Consolidated Financial Statements:

   Consolidated Balance Sheets as of September 30, 1999 and 1998 and
       unaudited as of June 30, 2000............................................................ F-2

   Consolidated Statements of Operations for the years ended September 30, 1999 and 1998 and unaudited for the nine months ended June 30, 2000 and 1999........................... F-3

   Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the
       years ended September 30, 1999 and 1998 and unaudited for the nine months ended June 30, 2000 and 1999............................................................. F-4

   Consolidated Statements of Cash Flows for the years ended September 30, 1999 and 1998 and unaudited for the nine months ended June 30, 2000 and 1999........................... F-5

Notes to Consolidated Financial Statements...................................................... F-6 - F-14

                       DASZKAL BOLTON MANELA DEVLIN & CO.

                          CERTIFIED PUBLIC ACCOUNTANTS
                          ----------------------------
                   A PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

       2401 N.W. BOCA RATON BOULEVARD, SUITE 100 BOCA RATON, FLORIDA 33431
                   TELEPHONE (561) 367-1040 FAX (561) 750-3236


JEFFREY A. BOLTON, CPA, P.A.                    MEMBER OF THE AMERICAN INSTITUTE
MICHAEL I. DASZKAL, CPA, P.A.                    OF CERTIFIED PUBLIC ACCOUNTANTS
ROBERT A. MANELA, CPA, P.A.
TIMOTHY R. DEVLIN. CPA, P.A.
MICHAEL S. KRIDEL, CPA, P.A.



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------



To the Board of Directors and Stockholders
TMANglobal.com, Inc. and subsidiary
Orlando, Florida


We have audited the accompanying consolidated balance sheets of TMANglobal.com, Inc. and subsidiary, as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TMANglobal.com, Inc. and subsidiary, as of September 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a loss from operations in 1999 and 1998 and had negative cash flows from operations for the years ended September 30, 1999 and 1998. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 17. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          /s/ DASZKAL BOLTON MANELA DEVLIN & CO.


Boca Raton, Florida March 9, 2000, except for Note 16, as to which the date is September 12, 2000


TMANGLOBAL.COM, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
----------------------------------------------------------------------------------------------------------------

                                     ASSETS
                                     ------
                                                                                                 (UNAUDITED)
                                                                      SEPTEMBER 30,               JUNE 30,
                                                           ----------------------------------- -----------------
                                                                 1999              1998              2000
                                                           ----------------- ----------------- -----------------
Current assets:
      Cash                                                 $         47,470  $              -  $            698
      Accounts receivable                                            87,310                 -               694
      Due from affiliates                                             7,447                 -            27,647
      Current maturity of note receivable                                 -                 -            55,862
      Prepaid and other assets                                       20,365                 -             1,547
                                                           ----------------- ----------------- -----------------
           Total current assets                                     162,592                 -            86,448
                                                           ----------------- ----------------- -----------------
Property and equipment, net                                          29,845                 -             1,883
                                                           ----------------- ----------------- -----------------
Other assets:
      Goodwill, net                                                 103,000                 -                 -
      Client list, net                                               66,000                 -                 -
      Note receivable, net of current portion                             -                 -            17,999
                                                           ----------------- ----------------- -----------------
           Total other assets                                       169,000                 -            17,999
                                                           ----------------- ----------------- -----------------

           Total assets                                    $        361,437  $              -  $        106,330
                                                           ================= ================= =================

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

Current liabilities:
      Accounts payable                                     $        172,273  $              -  $         95,170
      Accrued expenses                                               11,825                 -            58,075
      Due to stockholders                                             7,509             8,097             2,200
      Due to parent company                                               -             1,000                 -
      Checks outstanding in excess of bank balances                   8,592                15                 -
      Current maturities of long-term debt                           74,449                 -                 -
      Loans payable - other                                               -                 -            20,000
                                                           ----------------- ----------------- -----------------
           Total current liabilities                                274,648             9,112           175,445
                                                           ----------------- ----------------- -----------------
Long-term debt                                                       36,571                 -                 -
                                                           ----------------- ----------------- -----------------

           Total liabilities                                        311,219             9,112           175,445
                                                           ----------------- ----------------- -----------------

Stockholders' equity (deficit):
      Common stock, $0.0001 par value;
           20,000,000 shares authorized;
           5,897,554 and 3,000,000 shares issued
           and outstanding at September 30, 1999
           and 1998, respectively                                       590               300               620
      Subscriptions receivable                                            -                 -           (15,000)
      Additional paid-in capital                                  3,235,675              (200)        3,265,645
      Accumulated deficit                                        (3,186,047)           (9,212)       (3,320,380)
                                                           ----------------- ----------------- -----------------
           Total stockholders' equity (deficit)                      50,218            (9,112)          (69,115)
                                                           ----------------- ----------------- -----------------

           Total liabilities and stockholders' equity      $        361,437  $              -  $        106,330
                                                           ================= ================= =================

                               See accompanying notes to consolidated financial
statements.


TMANGLOBAL.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (UNAUDITED)
                                                              YEARS ENDED SEPTEMBER 30,         NINE MONTHS ENDED JUNE 30,
                                                        ----------------------------------- -----------------------------------
                                                              1999              1998              2000              1999
                                                        ----------------- ----------------- ----------------- -----------------
Revenues earned                                         $         12,144  $              -  $         21,748  $          6,235

Cost of revenues                                                   8,003                 -            14,496             4,454
                                                        ----------------- ----------------- ----------------- -----------------

Gross profit                                                       4,141                 -             7,252             1,781

Operating expense:
  General and administrative expense                             373,570             1,027           260,547           275,398
    Depreciation expense                                               -                 -                 -                 -
    Amortization expense                                               -                 -                 -                 -
                                                        ----------------- ----------------- ----------------- -----------------
       Total operating expense                                   373,570             1,027           260,547           275,398
                                                        ----------------- ----------------- ----------------- -----------------

Loss from continuing operations                                 (369,429)           (1,027)         (253,295)         (273,617)
                                                        ----------------- ----------------- ----------------- -----------------

Discontinued operations (See Note 16)
  Loss from operations of discontinued subsidiary             (2,807,406)                -           (49,929)         (129,042)
  Gain from disposal of subsidiary                                     -                 -           168,891                 -
                                                        ----------------- ----------------- ----------------- -----------------

Net loss                                                $     (3,176,835) $         (1,027) $       (134,333) $       (402,659)
                                                        ================= ================= ================= =================

Net loss per share (basic & diluted)                    $          (0.62) $              -  $          (0.02) $          (0.08)
                                                        ================= ================= ================= =================

Weighted average common shares outstanding                     5,115,053         3,000,000         6,064,221         4,765,628
                                                        ================= ================= ================= =================

                               See accompanying notes to consolidated financial
statements.


TMANGLOBAL.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------------------------------------------
                                         Number                Additional
                                           of        Common     Paid-In     Subscription  Accumulated
                                         Shares       Stock     Capital      Receivable     Deficit        Total
                                      ------------  --------  ------------  ------------  ------------  ------------
Balance, October 1, 1997                3,000,000   $   300   $      (200)  $         -   $    (8,185)  $    (8,085)

Net loss - September 30, 1998                   -         -             -             -        (1,027)       (1,027)
                                      ------------  --------  ------------  ------------  ------------  ------------

Balance, September 30, 1998             3,000,000       300          (200)            -        (9,212)       (9,112)

Acquisition of assets of FSGI Corp.     2,542,833       254     2,876,871       (50,000)            -     2,827,125

Issuance of common stock                  440,387        44       330,246             -             -       330,290

Issuance of stock for services            100,000        10       122,490             -             -       122,500

Retirement of common stock               (185,666)      (18)      (49,982)       50,000             -             -

Issuance costs                                  -         -       (43,750)            -             -       (43,750)

Net loss - September 30, 1999                   -         -             -             -    (3,176,835)   (3,176,835)
                                      ------------  --------  ------------  ------------  ------------  ------------

Balance, September 30, 1999             5,897,554       590     3,235,675             -    (3,186,047)       50,218

Issuance of common stock                  300,000        30        29,970       (15,000)            -        15,000

Net loss - June 30, 2000 (Unaudited)            -         -             -             -      (134,333)     (134,333)
                                      ------------  --------  ------------  ------------  ------------  ------------

Balance, June 30, 2000 (Unaudited)      6,197,554   $   620   $ 3,265,645   $   (15,000)  $(3,320,380)  $   (69,115)
                                      ============  ========  ============  ============  ============  ============

                            See accompanying notes to consolidated financial
statements.


TMANGLOBAL.COM, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                         (UNAUDITED)
                                                                 YEARS ENDED SEPTEMBER 30,        NINE MONTHS ENDED JUNE 30,
                                                             --------------------------------- ---------------------------------
                                                                  1999              1998              2000              1999
                                                             ---------------- ---------------- ---------------- ----------------
Cash flows from operating activities:
     Net loss                                                $    (3,176,835) $        (1,027) $      (134,333) $      (402,659)
     Adjustments to reconcile net loss to cash provided
     (used) by operating activities:
         Depreciation and amortization                               164,122                -           66,823          105,766
         Common stock issued for services                            122,500                -                -           81,500
         Goodwill impairment                                       2,525,715                -                -                -
         Gain of disposal                                                  -                -         (168,891)               -
     Changes in assets and liabilities, net effects
     of acquisitions:
     (Increase) decrease in:
         Cash acquired                                                     -                -                -           (2,437)
         Accounts receivable                                         (28,759)               -           17,046           15,821
         Subscriptions receivable                                          -                -                -           50,000
         Prepaid and other assets                                     (6,890)               -           (2,711)         (14,780)
     Increase (decrease) in:
         Accounts payable                                            108,112                -           82,488           (3,779)
         Accrued expenses                                            (23,439)               -           67,400          (33,723)
         Due to affiliates                                            (8,447)               -                -           (1,000)
                                                             ---------------- ---------------- ---------------- ----------------
     Net cash used in operating activities                          (323,921)          (1,027)         (72,178)        (205,291)
                                                             ---------------- ---------------- ---------------- ----------------
Cash flows from investing activities:
         Purchase of property and equipment                          (12,917)               -                -                -
         Cash used in disposal                                             -                -          (14,458)          (1,883)
         Cash acquired in acquisition                                 (2,437)               -                -                -
                                                             ---------------- ---------------- ---------------- ----------------
     Net cash used in investing activities                           (15,354)               -          (14,458)          (1,883)
                                                             ---------------- ---------------- ---------------- ----------------
Cash flows from financing activities:
     Checks outstanding in excess of bank balance                      8,577               15           (8,592)          29,125
     Proceeds from issuance of common stock, net                     286,540                -           15,000          330,290
     Proceeds from long term debt                                     68,000                -           40,000           47,375
     Payments on long term debt                                      (25,784)               -          (15,354)         (12,256)
     Subscriptions receivable                                         50,000                -                -           (1,500)
     Payments on notes receivable                                          -                -           14,119                -
     Due to stockholder                                                 (588)               -           (5,309)             (35)
                                                             ---------------- ---------------- ---------------- ----------------
     Net cash provided by financing activities                       386,745               15           39,864          392,999
                                                             ---------------- ---------------- ---------------- ----------------

Net increase (decrease) in cash                                       47,470           (1,012)         (46,772)         185,825

Cash, beginning of year                                                    -            1,012           47,470                -
                                                             ---------------- ---------------- ---------------- ----------------

Cash, end of year                                            $        47,470  $             -  $           698  $       185,825
                                                             ================ ================ ================ ================

                            See accompanying notes to consolidated financial
statements.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS
-------------------------------------------------

TMANglobal.com, Inc., ("the Company") was formed on December 21, 1998, resulting from a merger between The Martial Arts Network On-line, Inc. (a development stage company, TMANO) and FSGI Corporation (FSGI). TMANglobal.com, Inc., is located at Universal Studios in Orlando, Florida.

TMANO was incorporated on May 23, 1996, in the State of Florida as the Martial Arts Network, Inc. The Company then underwent a name change to The Martial Arts Network Online, Inc. on June 1, 1997. From its inception, TMANO was in the development stage and engaged primarily in the business of developing its on-line web site. Consequently, TMANO has had no significant revenue and has been dependent upon the receipt of capital investment or other financing to fund its continuing operations.

FSGI was incorporated on May 15, 1997, in the State of Florida. FSGI through its wholly owned subsidiary Financial Standards Group, Inc. (FSG, Inc.), provides auditing and accounting services to assist credit unions and their supervisory committees in performing comprehensive internal and regulatory compliance audits in satisfaction of their statutory requirements. Financial Standards Group, Inc., has operations in Georgia, Florida, Kentucky, Michigan, Mississippi, Louisiana, California, and Hawaii. FSG, Inc. has been sold and is reflected as a discontinued operation. See Note 16.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

CASH AND CASH EQUIVALENTS
-------------------------

For purposes of the statement of cash flows, the Company considers all cash and other demand deposits to be cash and cash equivalents. As of September 30, 1999 and 1998, the Company had no cash equivalents.

PROPERTY AND EQUIPMENT
----------------------

Property and equipment are stated at cost and are being depreciated using the straight-line and accelerated methods over the estimated useful lives of two to seven years. Leasehold improvements are stated at cost and are being amortized over the lesser of the term of the lease or the estimated useful life of the asset. Amortization is included in depreciation expense.

REVENUE RECOGNITION
-------------------

Revenue is recognized when products are shipped to customers.

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

UNAUDITED INTERIM INFORMATION
-----------------------------

The information presented as of June 30, 2000 and 1999, and for the nine-month periods ended June 30, 2000 and 1999, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of June 30, 2000 and 1999, and the results of its operations and its cash flows for the nine months ended June 30, 2000 and 1999, and the stockholders' deficit for the nine months ended June 30, 2000.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED
--------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements include the accounts of TMANglobal.com, Inc. and its wholly-owned subsidiary, Financial Standards Group, Inc., at September 30, 1999. All intercompany accounts and transactions have been eliminated in consolidation.

The financial statements as presented, reflect the reverse acquisition of the Martial Arts Network On-Line, Inc., for the year ended September 30, 1999, and FSG, Inc., from the date of acquisition, January 1, 1999 to September 30, 1999. FSG, Inc. was sold on January 27, 2000 and is reflected as a discontinued operation. (See Note 16.)

BASIC LOSS PER SHARE
--------------------

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year.

DILUTED LOSS PER SHARE
----------------------

Fully diluted loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the shares that would be outstanding if all stock options were exercised.

ADVERTISING
-----------

Advertising costs are expensed when incurred. The advertising cost incurred for the period ended September 30, 1999 and 1998, was $30,400 and $26,718, respectively.

AMORTIZATION OF GOODWILL
------------------------

Goodwill represents the amount of which the purchase price of businesses acquired exceeds the fair market value of the net assets acquired under the purchase method of accounting.

The excess of the fair value of the net assets of FSGI Corporation acquired by the reverse acquisition was $2,767,069 and was recorded as goodwill. Goodwill is being amortized on a straight-line method over 15 years. The accumulated amortization of the excess fair value of net assets of the Company acquired over cost is $138,353 at September 30, 1999.

STOCK-BASED COMPENSATION
------------------------

The Company accounts for stock-based compensation issued to employees in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, expense is based on the difference, if any, on the date of grant, between the fair value of common stock and the exercise price. Stock issued to non-employees has been accounted for in accordance with SFAS No. 123 and valued using the Black-Scholes option pricing model.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 3 - ACQUISITIONS
---------------------

On December 21, 1998, FSGI Corporation acquired all of the outstanding common stock of TMAN Online, for accounting purposes the transaction was effective on January 1, 1999. As consideration, FSGI Corporation issued an aggregate of three million shares of common stock and an option to purchase up to one million additional shares at a purchase price of $1.00 per share. The Martial Arts Network, Inc. (parent of TMANglobal.com, Inc.) now has controlling interest in the new corporation formed.

The acquisition was recorded using the purchase method of accounting. The results of operations since the date of acquisition, January 1, 1999, for accounting purposes, are included in the consolidated statements of operations at September 30, 1999. Goodwill of $2,767,069 was recorded in this transaction and is being amortized over 15 years using the straight-line method.

The following summarizes the fair value of the assets acquired and liabilities assumed of FSGI Corporation:

     Cash                                                 $  (2,437)
     Accounts receivable                                     58,551
     Subscriptions receivable                                50,000
     Prepaid expenses                                        13,475
     Property and equipment                                  38,767
     Client list                                             78,000
     Accounts payable                                       (64,161)
     Accrued expenses                                       (35,264)
     Notes payable                                          (76,875)
                                                          ----------
            Net assets                                    $  60,056
                                                          ==========


NOTE 4 - GOODWILL IMPAIRMENT
----------------------------

Pursuant to SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", the Company evaluated the recoverability of the long-lived assets, primarily goodwill recorded in the acquisition with FSGI Corporation. Consequently, the Company recorded a non-cash charge of $2,525,715 or $0.42 per share of common stock, adjusting the carrying value of the goodwill to its estimated fair value of $103,000. Yearly amortization for such goodwill was $138,353. This non-cash charge is reflected as part of the loss from operations of discontinued subsidiary, along with the revenues, cost of revenues and related general, administrative and other expenses.


NOTE 5 - PROPERTY AND EQUIPMENT
-------------------------------

The Company acquired computer equipment as part of the reverse acquisition with FSGI Corporation on January 1, 1999. The Company's property and equipment consisted of the following at September 30, 1999:


     Computer equipment                                    $  43,614
     Less: accumulated depreciation                          (13,769)
                                                           ----------
          Property and equipment, net                      $  29,845
                                                           ==========

Depreciation expense for the period ended September 30, 1999 and 1998 was $13,769 and $0, respectively.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 6 - LONG-TERM DEBT
-----------------------

The Company assumed various notes on January 1, 1999 as part of the acquisition. The long-term debt consists of the following at September 30, 1999:

Various notes payable for insurance with varying terms and
maturities.  Interest rates range from 11% to 17%.                   $   6,558

Note payable, interest payable at prime plus 1%, (9.25% at September 30, 1999), paid semi-annually, with principal due
May 2002, unsecured.                                                    36,571

Note payable, monthly payments of $2,335, including interest at
11.05%, due May 2000, collateralized by Company assets.                 17,891

Line of credit, with a bank providing borrowings for up to
$50,000 at prime plus 2% (10.25% at September 30, 1999),
collateralized by Company assets.                                       50,000
                                                                     ----------
     Total                                                           $ 111,020
     Less:  current portion                                            (74,449)
                                                                     ----------

                                                                       $  36,571
                                                                     ==========
Maturities of long-term debt at September 30, are as follows:

                   2000                               $  74,449
                   2001                                       -
                   2002                                  36,571
                                                      ----------
                   Total                              $ 111,020
                                                      ==========


NOTE 7 - OPERATING LEASES
-------------------------

The Company leases its facilities in Florida under an operating lease payable in monthly installments. Other operating leases include automobiles and equipment. Total lease expense for the period ended September 30, 1999 and 1998 was $97,504 and $70,835 respectively.

Future minimum lease payments for the period ended September 30 are as follows:

                   2000                                 $ 17,776
                   2001                                    7,916
                   2002                                    1,946
                   2003                                    1,324
                   2004                                      333
                                                        ---------
    Total future minimum lease payments                 $ 29,295
                                                        =========

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 8 - SUPPLEMENTAL CASH FLOW INFORMATION
-------------------------------------------

Supplemental cash flow information for the years ended September 30, 1999 and 1998 is as follows:

                                                                                1999            1998
                                                                           --------------  --------------
Additional cash payment information:
     Interest paid                                                         $       7,053   $           -
                                                                           ==============  ==============
     Income taxes                                                          $           -   $           -
                                                                           ==============  ==============

Non cash transactions affecting investing and financing activities:
     Common stock issued for acquisition of subsidiary                         2,542,833               -
                                                                           ==============  ==============
     Common stock issued for services                                            100,000               -
                                                                           ==============  ==============


NOTE 9 - ACQUISITION OF CLIENT LIST
-----------------------------------

On November 13, 1998, FSGI Corporation acquired the right to service the credit union clients of Bonnie Davis P.C. As consideration, the Company agreed to issue 40,000 shares of restricted common stock with an agreed upon market value of $80,000. If the total market value at the twelve month and twenty four month anniversary dates is less than $2.00 per share, the Company will issue additional shares valued at the difference between the market price and the guaranteed amount. Further, should the gross revenue for the twelve month period ended November 13, 1999, not equal or exceed 80% of the purchase price ($64,000), then the share adjustments referred to earlier would not apply.

The accumulated amortization of the client list at September 30, 1999 was $14,000.

Any shares payable as consideration in this transaction would be issued to the heirs of Bonnie Davis; however none of such shares of restricted common stock have been issued to date. The obligation for any share issuances relating to this transaction were assumed by FSGH as of January 27, 2000 as part of their acquisition of FSG.


NOTE 10 - COMMITMENTS AND CONTINGENCIES
---------------------------------------

LITIGATION
----------

The Company was a party to legal proceedings with TWT, Inc., former parent of FSG, Inc., in connection with TWT, Inc.'s bankruptcy. A $50,000 note payable was recorded in relation to the transfer of TWT's common stock in FSG to three officers of FSGI Corporation (former name of TMANglobal.com). The balance on the note as of September 30, 1999, is $36,571 (See Note 6) and was assumed by FSGH as part of the terms of the sale on January 27, 2000 (See Note 16).


NOTE 11 - STOCKHOLDERS' EQUITY
------------------------------

In January 1999, as a result of the reverse acquisition, the Martial Arts Network, Inc. (TMAN) was issued three million of the common shares of FSGI Corporation, which resulted in TMAN obtaining the controlling interest in FSGI Corporation.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 11 - STOCKHOLDERS' EQUITY, CONTINUED
-----------------------------------------

COMMON STOCK ISSUED FOR CASH
----------------------------

The Company issued 440,387 shares of common stock during the year ended September 30, 1999. The net amount obtained from the issuance of these common shares, after offering costs, was $286,540. The Company also retired 185,666 shares of common stock during the same period.

COMMON STOCK ISSUED FOR SERVICES
--------------------------------

The Company issued 50,000 shares of common stock at $1.57 per share in April 1999 and 50,000 shares of common stock at $0.88 per share in August 1999 for services relating to mergers, acquisitions and other corporate developments.


NOTE 12 - FAIR VALUE OF FINANCIAL INSTRUMENTS
---------------------------------------------

The carrying value of cash, accounts receivable, accounts payable, and loans to stockholders and affiliates approximates fair value because of their short maturities.


NOTE 13 - RELATED PARTY TRANSACTIONS
------------------------------------

At September 30, 1999, the Company had an outstanding payable to the stockholders/officers in the amount of $8,097 and a receivable from the parent company in the amount of $7,447. The transactions involving the stockholders/officers and parent company are summarized as follows:

                                           Stockholders            Parent
                                        -------------------  -------------------
     Balance at October 1, 1997         $                -   $                -
     Advances during the year                       (8,097)                   -
                                        -------------------  -------------------
     Balance at September 30, 1997                  (8,097)                   -
     Advances during the year                            -               (1,000)
                                        -------------------  -------------------
     Balance at September 30, 1998                  (8,097)              (1,000)
     Advances during the year                          588                8,447
                                        -------------------  -------------------

     Balance at September 30, 1999      $           (7,509)  $            7,447
                                        ===================  ===================


The Company rents office space in Boca Raton, Florida from a stockholder/officer at $1,000 per month. Rent expense for the period ended September 30, 1999 was $9,000.


NOTE 14 - INCOME TAXES
----------------------

As of September 30, 1999, TMANglobal.com, Inc. had an unused net operating loss carry forward of $3,186,047 available for use on its future corporate federal income tax returns. This amount includes the net operating losses of TMANO, from the date of inception, and the net operating losses of its subsidiary, FSG, Inc., since the date of acquisition, January 1, 1999. The Company's evaluation of the tax benefit of its net operating loss carry forward is presented in the following table. The tax amounts have been calculated using the 34% federal and 6% state income tax rates.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 14 - INCOME TAXES, CONTINUED
---------------------------------

                                                 1999                1998
                                          ------------------  ------------------

Taxes currently payable                   $               -   $               -
Deferred income tax benefit                       1,270,733               3,685
Change in beginning valuation allowance          (1,270,733)             (3,685)
                                          ------------------  ------------------
Provision (benefit) for income taxes      $               -   $               -
                                          ==================  ==================

The components of deferred tax assets were as follows at September 30, 1999 and 1998:

     Deferred tax assets:
       Net operating loss carryforward          $ 1,274,418       $     3,685

     Net deferred tax asset                       1,274,418             3,685
                                                ------------      ------------
     Valuation allowance:
       Beginning of year                             (3,685)           (3,274)
       Increase during the year                  (1,270,733)             (411)
                                                ------------      ------------
       Ending balance                            (1,274,418)           (3,685)
                                                ------------      ------------

     Net deferred taxes                         $         -       $         -
                                                ============      ============

The Company's unused net operating loss carryover as of September 30, 1999, is summarized below:

     Year Loss Originated                       Year Expiring          Amount
     ---------------------------------------- -------------------  ------------

     September 30, 1997                              2012          $     8,185
     September 30, 1998                              2013                1,027
     September 30, 1999                              2014            3,176,835
                                                                   ------------
          Total available net operating loss                       $ 3,186,047
                                                                   ============


NOTE 15 - EMPLOYEE STOCK OPTIONS
--------------------------------

As of September 30, 1999, options to purchase 4,350,000 shares of the Company's common stock at an average price per share of $0.99 have been granted to certain of the Company's officers and key employees.

At December 31, 1998, outstanding options to purchase 1,350,000 shares of the Company's stock at an average price per share of $1.86, granted to certain of the Company's officials and key employees have been acquired during the merger with FSGI Corporation.

At September 30, 1998, the Company had no outstanding stock options.


The Company has elected to account for the stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, no compensation expense has been recognized on the stock options.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 15 - EMPLOYEE STOCK OPTIONS, CONTINUED
-------------------------------------------

Had compensation expense for the stock option plan been determined based on the fair value of the options at the grant date consistent with the methodology prescribed under Statement of Financial Standards No. 123, "Accounting for Stock Based Compensation", the Company's net loss for the year ended September 30, 1999 would have been increased by $1,535,005 to $4,711,840. The fair value of each option is estimated on the date of grant using the fair market option-pricing model with the assumption:

     Risk-free interest rate                               5%
     Expected life (years)                                1.5
     Expected volatility                                 2.001
     Expected dividends                                   None


A summary of options during the years ended September 30, 1999 and 1998 is shown below:

                                                      SEPTEMBER 30, 1999                    SEPTEMBER 30, 1998
                                             -----------------------------------     --------------------------------
                                                NUMBER OF       WEIGHTED-AVERAGE        NUMBER OF    WEIGHTED-AVERAGE
                                                  SHARES         EXERCISE PRICE          SHARES      EXERCISE PRICE
                                             -----------------  ----------------     -------------   ----------------
Outstanding at beginning of year                            -   $            -                  -     $            -
Outstanding grants at date of acquisition
Of FSGI Corporation                                  1,350,000   $          0.96                 -                  -

Granted to the management of TMAN                   3,000,000              1.00                 -                  -
Exercised                                                   -                 -                 -                  -
Forfeited                                                   -                 -                 -                  -
                                             -----------------  ----------------
Outstanding at September 30, 1999                   4,350,000   $          0.99                 -                  -
                                             =================  ================                                  -
Exercisable at September 30, 1999                   4,350,000                                   -
                                             =================                       =============
Available for issuance at September 30, 1999       17,457,167                                   -
                                             =================                       =============

The Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below.

                                                  SEPTEMBER 30, 1999
                                                  ------------------

     Net loss
       As reported                                $     (3,176,835)
       Pro forma                                  $     (4,711,840)
     Loss per share
       As reported                                $          (0.62)
       Pro forma                                  $          (0.93)


NOTE 16 - SUBSEQUENT EVENTS
---------------------------

On January 27, 2000, the Company sold its wholly-owned subsidiary, FSG, Inc. to an unrelated party, FSG Holdings LLC (FSGH). Under the terms of the sales agreement, the Company will receive $88,680 in the form of three promissory notes receivable, due in June 2000 and January 2001. In addition, FSGH assumed all outstanding receivables and payables and the balance due of $36,571 on a promissory note created by FSG, Inc., currently held by Total World Telecom, Inc. (TWT) - former parent company of FSG, Inc. The Company will also issue a warrant certificate to FSGH for 100,000 shares of restricted common stock, with an exercisable price of $1.00 per share and a two (2) year term. Revenues for the subsidiary FSG, Inc., from the date of acquisition (January 1, 1999) to September 30, 1999 were $1,344,785. Revenues for the period October 1, 1999 to date of sale (January 27, 2000) were $394,915. These revenues are included in the loss from operations of discontinued subsidiary in the statement of operations.

TMANGLOBAL.COM, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


NOTE 17 - MANAGEMENT'S CONSIDERATION OF GOING CONCERN MATTERS
-------------------------------------------------------------

As shown in the accompanying financial statements, the Company incurred a net loss of $3,176,835 during the year ended September 30, 1999. The Company has developed a plan to obtain additional capital. The Company has received commitments for loans of up to $300,000 from its majority shareholders and officers to meet its working capital needs; and the Company intends to attempt to raise additional capital in a private equity placement later in the 2000 calendar year. There can be no assurance that the Company's efforts will be successful. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company's e-commerce segment incurred a net loss of $369,429 for the year ended September 30, 1999. Management plans to raise equity and financing through acquisitions and mergers.

The Company's accounting services segment, FSG, Inc. incurred a net operating loss of $2,807,406. During the year, the Company recorded a non-cash charge of $2,525,715 for the write down of goodwill (See Note 4). In January 2000, the Company sold FSG, Inc. for $88,680 (See Note 16).

No estimate has been made should management's plan be unsuccessful.


NOTE 18 - INDUSTRY SEGMENT INFORMATION
--------------------------------------

The Company does not have any significant industry segments. All revenues were derived from its e-commerce activities and there were no significant revenues from the Charter Membership Program or Entertainment Agency.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated: October 18, 2000                TMANGLOBAL.COM, INC.



                                   By:    /S/  Tony Interdonato
                                         ------------------------------------
                                         Tony Interdonato
                                         Chairman and Chief Executive Officer